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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of January 2011

Commission File Number: 0-31100

KISKA METALS CORPORATION
Suite 575, 510 Burrard Street Vancouver, B.C. V6C 3A8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ¨

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ¨  No  ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):       82-

NOTICE DECLARING INTENTION TO BE QUALIFIED UNDER

NATIONAL INSTRUMENT 44-101

SHORT FORM PROSPECTUS DISTRIBUTIONS (“NI 44-101”)

February 17, 2011

TO:

British Columbia Securities Commission, as notice regulator,

AND TO:

Alberta Securities Commission

Kiska Metals Corporation (the “Issuer”) intends to be qualified to file a short form prospectus under NI 44-101.  The Issuer acknowledges that it must satisfy all applicable qualification criteria prior to filing a preliminary short form prospectus.  This notice does not evidence the Issuer’s intent to file a short form prospectus, to enter into any particular financing or transaction or to become a reporting issuer in any jurisdiction.  This notice will remain in effect until withdrawn by the Issuer.

KISKA METALS CORPORATION

Per:

(signed)

Alan Hutchison

Secretary